20015639

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42662

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/19 (MM/DD/YY) AND ENDING 9/30/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30301 Northwestern Hwy., Ste 200
(No. and Street)

Farmington Hills	Michigan	48334
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Norman A. Pappas
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – *if individual, state last, first, middle name*)

4 Tower Place, 7th Floor	Albany	NY	12203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Norman A. Pappas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Enterprise Securities Company, as of September 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRIENNE DUFFY
Notary Public, State of Michigan
County Of Wayne
My Commission Expires 9/2023
Acting in the County of Oakland

Notary Public

Signature

President/CCO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE ENTERPRISE SECURITIES COMPANY

FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

THE ENTERPRISE SECURITIES COMPANY

TABLE OF CONTENTS

UHY LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Stockholder, Director and Officer of
The Enterprise Securities Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Enterprise Securities Company (the "Company") (a Michigan corporation) as of September 30, 2020, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of The Enterprise Securities Company as of September 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of The Enterprise Securities Company's management. Our responsibility is to express an opinion on The Enterprise Securities Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to The Enterprise Securities Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

UHY LLP Certified Public Accountants

To the Sole Stockholder, Director and Officer of
The Enterprise Securities Company
Page Two

Auditor's Report on Supplemental Information

The Computation of Net Capital under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of The Enterprise Securities Company's financial statements. The supplemental information is the responsibility of The Enterprise Securities Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

UHY LLP

We have served as The Enterprise Securities Company's auditor since 2012.

Albany, New York
November 23, 2020

THE ENTERPISE SECURITIES COMPANY
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2020

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	334,152
Commissions receivable		57,428
Refundable federal taxes		2,412
Refundable state taxes		900
Deferred income taxes		29,800
Total Current Assets	$	424,692

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Commissions payable	$	65,478
Related party payable		7,284
Total Current Liabilities		72,762
STOCKHOLDER'S EQUITY		
Common stock - no par value		
Authorized - 60,000 shares		
Issued and outstanding - 1,000 shares		10,000
Retained earnings		341,930
Total Stockholder's Equity		351,930
Total Liabilities and Stockholder's Equity	$	424,692

See notes to the financial statements

THE ENTERPRISE SECURITIES COMPANY
STATEMENT OF INCOME
YEAR ENDED SEPTEMBER 30, 2020

REVENUE		
Sales commissions	$ 1,642,800	
Private placement commissions	411,000	2,053,800
EXPENSES		
Commission expense	$ 1,819,526	
Reimbursed operating expenses	247,284	
Professional fees	14,759	
Regulatory fees	7,141	2,088,710
INCOME (LOSS) FROM OPERATIONS		(34,910)
OTHER INCOME		
Recovery of regulatory fee	35,000	
Interest and dividend income	4,187	39,187
INCOME (LOSS) BEFORE INCOME TAX		4,277
INCOME TAX EXPENSE (BENEFIT)		
Deferred		(8,300)
Net Income		**$ 12,577**

See notes to the financial statements

THE ENTERPRISE SECURITIES COMPANY
STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED SEPTEMBER 30, 2020

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
BALANCE - OCTOBER 1, 2019	1,000	$ 10,000	$ 329,353	$ 339,353
NET INCOME	—	—	12,577	12,577
BALANCE - SEPTEMBER 30, 2020	1,000	$ 10,000	$ 341,930	$ 351,930

See notes to the financial statements

THE ENTERPRISE SECURITIES COMPANY
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2020

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	12,577
Adjustments to reconcile net income to net cash provided from operating activities	
Deferred income tax benefit	(8,300)
Changes in operating assets and liabilities	
Commissions receivable	176,225
Prepaid federal and state taxes	1,705
Commissions payable	(14,300)
Related party payable	(45,137)
NET INCREASE IN CASH AND CASH EQUIVALENTS	122,770
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	211,382
CASH AND CASH EQUIVALENTS - END OF YEAR	334,152

See notes to the financial statements

THE ENTERPRISE SECURITIES COMPANY
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2020

NOTE 1 – NATURE OF OPERATIONS

The Company is a broker-dealer located in Farmington Hills, Michigan and is regulated by the Securities and Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all liquid instruments with a maturity of three months or less to be cash equivalents. Cash and cash equivalents only consists of cash at September 30, 2020. At various times during the fiscal year, the Company's cash in bank balances exceeded the federally insured limits. Management has deemed this as a normal business risk.

Commissions Receivable

Commissions receivable represent commission earned on security transactions, which are recorded on a trade date basis. Commissions receivable are stated at their earned amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Revenue Recognition

The Company receives commissions as compensation for the sales of mutual funds, private placements, annuities, and life insurance products.

Commissions on mutual funds, annuities and life insurance products are recorded based on the settlement date, which does not differ materially from trade date accounting for such transactions. The Company does not have additional obligations to service these contracts beyond the date of sale; as such there is only a single performance obligation for the aforementioned products sold. Private placements are single performance obligations, as these are one-time commissions recorded when the transaction is closed, and the Company does not need to further service the private placement.

The Company follows ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Revenue Recognition – Continued

amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The guidance requires an entity to follow a five-step model to a) identify the contract(s) with a Customer, (b) identify the performance obligations in the contract (c) determine the transaction price (d) allocate the transaction price to the performance obligations in the contract and (e) recognize revenue, when (or as) the entity satisfies a performance obligation.

Securities and Exchange Commission rule 15c3-3 Exemption

The Company is not required to maintain a reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC"). All customer transactions are cleared through other broker-dealers. The Company promptly forwards all funds of its customers received in connection with its activities to other broker-dealers. The Company does not maintain margin accounts.

Customer Accounts

No client money is held in the Company's bank accounts or in escrow.

Income Tax

Income taxes are provided at the applicable rates based on items included in the determination of income for income tax purposes.

The Company's effective income tax rate is different than what would be expected if the Federal and state statutory rate were applied to income from continuing operations primarily because of expenses for financial reporting purposes that are not deductible for tax purposes.

Deferred income tax reflects the estimated future tax effect of temporary differences between the basis of assets and liabilities for financial reporting purposes and such basis measured by tax laws and regulations.

The deferred income tax asset results from the temporary difference between the reporting of commissions payable to the stockholder and the Company's income tax loss carryforward for financial statement purposes and for income tax purposes.

The Company had an unused loss carryforward of approximately $45,000 as of September 30, 2020.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Income Tax - Continued

The Company evaluates income tax positions using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is more likely than not to be realized upon its ultimate settlement. At September 30, 2020, there were no uncertain tax positions that require an accrual.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c 3-1), which requires the maintenance of minimum net capital requirement (greater of $5,000 or 6 2/3% of aggregate indebtedness) and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At September 30, 2020, the Company had net capital as defined of approximately $270,170 which was approximately $265,170 in excess of its minimum required net capital of $5,000 at September 30, 2020. The Company's ratio of aggregated indebtedness to net capital was .27 to 1 at September 30, 2020.

NOTE 4 – RELATED PARTY TRANSACTIONS

Pursuant to Exchange Act Rule 17a-3 (a) (1) and (a) (2), a broker-dealer must make a record reflecting each expense incurred relating to its business and any corresponding liability, regardless of whether the liability is joint or several with any person and regardless of whether a third party has agreed to assume the expense or liability. The Company has an expense sharing agreement with an affiliate for a fixed percentage of rent and operating expenses. The Company incurred $247,284 under this agreement as reimbursement of operating expenses for the year ended September 30, 2020. As of September 30, 2020, there is a $7,284 related party payable for the reimbursement of operating expenses.

Included in commission expense for the year ended September 30, 2020 is $1,819,526 of stockholder commissions. At September 30, 2020, commissions payable to the stockholder amounted to $65,478. The commissions are related to the sale of insurance products, annuities, investments funds and private placements.

NOTE 5 – REGULATORY

The Company completed it's 2019 FINRA examination during the year ended September 30, 2020. The Company took appropriate steps to resolve this matter. During the year ended September 30, 2019 the Company accrued $50,000 for possible exposure related to this matter. Upon completion of the examination during fiscal year 2020, there was only a fine imposed in the amount of $15,000. The Company reversed the excess $35,000 accrual during fiscal year 2020 and it is included in recovery of regulatory fee in the Statement of Income.

NOTE 6 – CONCENTRATIONS

Four producers made up approximately 75% of the Company's revenue for the year ended September 30, 2020. Accounts receivable due from these producers totaled $9,352 at September 30, 2020.

NOTE 7 – SUBSEQUENT EVENTS

The Company has performed a review of events subsequent to September 30, 2020 through November 23, 2020, the date the financial statements were available to be issued.

The Company filed a Membership Agreement change request with FINRA with an effective date of November 17, 2020. This change request provides the Company with an alternative option to maintain their exemptive status without the Rule 15c3-3 requirements. This change request was accepted based on limited activities that the Company engages in. This change request had no impact to the September 30, 2020 exemption status of the Company.

SUPPLEMENTAL INFORMATION

THE ENTERPRISE SECURITIES COMPANY
NET CAPITAL COMPUTATION
AS REQUIRED BY EXCHANGE ACT RULE 15c3-1
YEAR ENDED SEPTEMBER 30, 2020

Computation of net capital:		
Total capital	$	351,930
Nonallowable assets:		
Commissions receivable		48,648
Deferred and refundable income taxes		33,112
Total nonallowable assets		81,760
Net capital before haircuts on securities positions		270,170
Haircuts on securities		-
Net capital		270,170
Minimum net capital requirement (greater of $5,000 or 6 2/3% of aggregate indebtedness)		5,000
Excess net capital	$	265,170
Aggregate indebtedness	$	72,762
Ratio of aggregate indebtedness to net capital		**.27 to 1**

There were no material differences between the audited computation of Net Capital included in this report and the corresponding schedule included in The Enteprise Securities Company's unaudited September 30, 2020 Part II A amended FOCUS Report filed on November 23, 2020.

See notes to the financial statements

UHY LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Stockholder, Director and Officer of
The Enterprise Securities Company

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) The Enterprise Securities Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which The Enterprise Securities Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) The Enterprise Securities Company stated that The Enterprise Securities Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Enterprise Securities Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Enterprise Securities Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

UHY LLP

Albany, New York
November 23, 2020

PAPPAS
FINANCIAL

EXEMPTION REPORT
SEC Rule 17a-5d4

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- The Enterprise Securities Company is broker/dealer registered with the SEC and FINRA.
- The Enterprise Securities Company claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the fiscal year ended September 30, 2020.
- The Enterprise Securities Company is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule of which the identity of the specific conditions are as follows:

    - The firm restricts its business to the sale of limited partnership/LLC, private placements, investment company shares and variable life insurance products.
    - The firm introduces transactions and accounts of customers or brokers or dealers to another registered securities broker/dealer on a fully disclosed basis
    - The firm will not directly or indirectly receive or hold securities or funds payable to itself or for customers.
    - The firm instructs its customers to make checks payable to the clearing broker/dealer, mutual fund, bank escrow agent or other appropriate third party.
    - The firm does not engage in any firm commitment underwritings.

- The Enterprise Securities Company has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the period of October 1, 2019 through September 30, 2020, without exception.
- The Enterprise Securities Company has not recorded any exceptions to the exemption provision in paragraph (k)(2)(i) of Rule 15c3-3 for the period of October 1, 2019 through September 30, 2020.

The above statements are true and correct to the best of my and the Firms knowledge and belief.

Norman A. Pappas, President / CCO
The Enterprise Securities Company

UHY LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Sole Stockholder, Director and Officer of
The Enterprise Securities Company

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by The Enterprise Securities Company and the SIPC, solely to assist you and SIPC in evaluating The Enterprise Securities Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2020. The Enterprise Securities Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2020, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

UHY LLP Certified Public Accountants

To the Sole Stockholder, Director and Officer of
The Enterprise Securities Company
Page Two

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on The Enterprise Securities Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended September 30, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of The Enterprise Securities Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Albany, New York
November 23, 2020

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended 9/30/20

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1\. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

42662 FINRA SEP
Enterprise Securities Co
30301 Northwestern Hwy., Ste 200
Farmington Hills MI 48334-3278

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Andrew Marra 248-539-8278

2\. A. General Assessment (item 2e from page 2) $6

B. Less payment made with SIPC-6 filed (exclude interest) ( )

Date Paid

C. Less prior overpayment applied (245)

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $-239

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) nove $

H. Overpayment carried forward $(-239)

3\. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

The Enterprise Securities Company
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President / CCO
(Title)

Dated the 19 day of November, 2020.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/1/19
and ending 9/30/20

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2,057,987
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,053,800
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	2,053,800
2d. SIPC Net Operating Revenues	$4,187
2e. General Assessment @ .0015	$6

(to page 1, line 2.A.)